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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  STATEMENT ON

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 2)


                            ------------------------

                                COACH USA, INC.
                           (NAME OF SUBJECT COMPANY)

                            STAGECOACH HOLDINGS PLC
                                      AND

                               SCH HOLDINGS CORP.
                                    (BIDDER)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   18975L106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 KEITH COCHRANE
                                CHARLOTTE HOUSE
                              20 CHARLOTTE STREET
                                  PERTH PH15LL
                                    SCOTLAND
                          TELEPHONE: +44-1738-442-111
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:
                            MICHAEL O. WOLFSON, ESQ.
                           99 BISHOPSGATE, 21ST FLOOR
                                LONDON EC2M 3YH
                          TELEPHONE: +44-207-422-4000

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed on June 18, 1999 (as previously amended and supplemented, the "Schedule 14D-1/13D") relating to the offer by SCH Holdings Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Coach USA, Inc., a Delaware corporation (the "Company"), at a purchase price of $42.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 18, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Purchaser is a subsidiary of Stagecoach Holdings plc, a public limited company organized under the laws of Scotland ("Parent").


     Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-1/13D.

     The Schedule 14D-1/13D is hereby amended and supplemented as follows:


     On June 23, 1999, Parent entered into a loan agreement (the "Loan Agreement") with the lenders listed therein, Credit Suisse First Boston, J.P. Morgan Securities Ltd., The Royal Bank of Scotland plc and The Governor and Company of The Bank of Scotland, as arrangers, and Morgan Guaranty Trust Company of New York, as agent. The proceeds from the Loan Agreement will be used to finance the acquisition of the Company by Purchaser. The terms of the Loan Agreement are in all material respects consistent with the terms of the Commitment Letter described in the Schedule 14D-1/13D. The Loan Agreement is attached as Exhibit 11(b)(2) and is incorporated herein by reference.



     On June 25, 1999, Parent mailed its Class 1 Shareholder Circular to its shareholders notifying them of an extraordinary general meeting to be held on July 19, 1999. At the extraordinary general meeting, Parent's shareholders will be asked to approve among other matters the acquisition by Parent of the Company pursuant to the Offer and the Merger. The Offer is conditioned on a majority of the ordinary shares of Parent present and voting at an extraordinary general meeting of shareholders having duly adopted resolutions approving the acquisition by Parent of the Company.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     (b)(2) Loan Agreement dated June 23, 1999 among Stagecoach Holdings plc, the guarantors listed therein, the lenders listed therein, Credit Suisse First Boston, J.P. Morgan Securities Ltd., The Royal Bank of Scotland plc and The Governor and Company of The Bank of Scotland, as arrangers, and Morgan Guaranty Trust Company of New York, as agent.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

                                          STAGECOACH HOLDINGS PLC

                                          By: /s/ KEITH COCHRANE

                                            ------------------------------------
                                              Name: Keith Cochrane
                                              Title: Group Finance Director

                                          SCH HOLDINGS CORP.

                                          By: /s/ KEITH COCHRANE

                                            ------------------------------------
                                              Name: Keith Cochrane
                                              Title: President


Date: June 25, 1999


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                                 EXHIBIT INDEX


EXHIBIT                                                                 PAGE
  NO.                             DESCRIPTION                           NO.
-------                           -----------                           ----
11(b)(2)  Loan Agreement dated June 23, 1999 among Stagecoach Holdings plc, the guarantors listed therein, the lenders listed
          therein, Credit Suisse First Boston, J.P. Morgan Securities
          Ltd., The Royal Bank of Scotland plc and The Governor and
          Company of The Bank of Scotland, as arrangers, and Morgan
          Guaranty Trust Company of New York, as agent................


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